DLA Piper Rudnick Gray Cary US LLP
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
T 206.839.4824
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W www.dlapiper.com

August 4, 2005

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAFLINK Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004 (Filed March 31, 2005)

Form 10-Q for the Fiscal Quarter Ended March 31, 2005 (Filed May 16, 2005)

File No. 000-20270

Dear Ms. Collins:

We are writing on behalf of our client, SAFLINK Corporation, in response to the comment letter from the Staff of the Securities and Exchange Commission dated July 21, 2005, with respect to SAFLINK’s Form 10-K for the fiscal year ended December 31, 2005 (File No. 000-20270), Form 10-Q for the fiscal quarter ended March 31, 2005 (File No. 000-20270). In connection with our client’s response, SAFLINK acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is SAFLINK’s response to the Staff’s comment.

Response to the Staff’s Comments:

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2: Summary of Significant Accounting Policies, Segment Reporting, page F-11

1.	We note your disclosure that you believe you operated as a single segment for all periods presented. We further note that you acquired SSP-Litronic in 2004, which materially changed your operations and financial position. Please show us examples of the operating results that your chief operating decision maker uses to make decisions about resource allocation and to performance assessment, both before and after the SSP-Litronic acquisition. Provide us any additional analysis to support your conclusion that you continue to only have one reportable operating segment following the SSP-Litronic acquisition. Refer to paragraph 10 and 16 of SFAS 131.

Ms. Kathleen Collins

United States Securities and Exchange Commission

Page Two

In response to the Staff’s comment, some examples of the operating results that SAFLINK’s chief operating decision maker used to make decisions about resource allocation and performance assessment before SAFLINK’s acquisition of SSP-Litronic included the amount of sales by channel (e.g., commercial sales versus government sales) and expenses and headcount metrics from various reporting units (e.g., finance, sales and marketing, etc.). The budgeted and operating results that SAFLINK’s chief operating decision maker uses now to make decisions about resource allocation and performance assessment are consistent with those used prior to the merger.

SAFLINK completed its acquisition of SSP-Litronic on August 6, 2004. For the reasons set forth below, SAFLINK has determined that it continues to have one operating segment as defined in paragraph 10 of SFAS No. 131 following the SSP-Litronic acquisition.

•	SAFLINK does not provide, nor does it create, any discrete financial information pertaining to SSP-Litronic for the chief operating decision makers, or any other manager.

•	Following the acquisition, SAFLINK integrated SSP-Litronic personnel into pre-existing SAFLINK functional operating units. For example, all development and engineering, sales and marketing, and finance and accounting employees were consolidated under common management.

•	SAFLINK’s 2005 budget information and results are prepared for internal review under this combined structure.

•	Effective with consolidation onto one accounting system on January 1, 2005, SAFLINK’s chief operating decision maker uses SAFLINK internal operating reports that are essentially the same after the SSP-Litronic acquisition as they were before the acquisition in making decisions about resource allocation and performance assessments.

Because SAFLINK operates as a single operating segment under paragraph 10 of SFAS No. 131, it continues to have a single reportable operating segment under paragraph 16 of SFAS No. 131.

Note 3: Business Combinations, SSP-Litronic Merger, pages F-13 to F-14

2.	We note that you issued 40,137,148 shares of SAFLINK common stock when you acquired all of the outstanding shares of SSP. We further note that the shares you issued in this acquisition represent more than 50% of the outstanding shares of your common stock. Please tell us how you considered SFAS No. 141, paragraphs 15 - 17 in identifying the acquiring entity in this transaction. Your response should set forth in detail your consideration of items (a) through (e) of paragraph 17, including computations, where indicated.

In response to the Staff’s comment, SAFLINK determined that it should be identified as the acquiring entity in this transaction because SAFLINK’s shareholders retained a larger portion of the voting rights in the combined entity, SSP-Litronic did not have a single owner or organized group of owners holding a large minority voting interest in the combined entity, SAFLINK’s senior management dominated that of the combined entity, and SAFLINK paid a premium over the market value of the equity

Ms. Kathleen Collins

United States Securities and Exchange Commission

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securities of SSP-Litronic. SAFLINK considered paragraphs 15 – 17 of SFAS No. 141 in identifying the acquiring entity in its acquisition of SSP-Litronic as follows:

•	The relative voting rights in the combined entity after the combination. In the combination, SAFLINK acquired all of the outstanding shares of SSP-Litronic in a stock-for-stock transaction where each share of SSP-Litronic common stock was exchanged for 0.6 shares of SAFLINK common stock. SAFLINK and SSP-Litronic executed the merger agreement as of March 22, 2004. As directed under item (a) of paragraph 17 of SFAS No. 141, in determining that the former holders of SAFLINK capital stock retained the larger portion of the voting rights, SAFLINK considered the existence of options, warrants and convertible securities in calculating the outstanding shares of common stock of each entity on a fully-diluted basis. As of March 22, 2005, the security holders of SSP-Litronic held 44.2 million SAFLINK equivalent shares of its common stock, on a fully-diluted basis, and security holders of SAFLINK held 46.5 million shares of its common stock, on a fully-diluted basis. Therefore, as of the date of the merger agreement, the security holders of SSP-Litronic would receive 48.2% of the combined company’s outstanding fully-converted shares at closing and the security holders of SAFLINK would retain the remaining 51.8% of the combined company’s outstanding fully-converted shares at closing. The acquisition was completed on August 6, 2004. As of that date, the security holders of SSP-Litronic held 44.2 million SAFLINK equivalent shares of common stock, on a fully-diluted basis, and security holders of SAFLINK held 47.4 million shares of its common stock, on a fully-diluted basis. Therefore, as of the closing of the transaction, the security holders of SSP-Litronic held 48.2% of the combined company’s outstanding fully-converted shares and the security holders of SAFLINK retained the remaining 51.8% of the combined company’s outstanding fully-converted shares. As a result, SAFLINK determined that it was the acquiring entity because the former holders of SAFLINK capital stock as a group retained the larger portion of the voting rights in the combined entity. This factor supported the conclusion that SAFLINK was the acquiring entity in this transaction.

•	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest. Neither the stockholders of SAFLINK nor the stockholders of SSP-Litronic consisted of a single owner or an organized group of owners who held a majority of their respective voting interests. Prior to the combination, three stockholders (NorthSound Capital, SDS Capital Group, and SAC Capital Group) beneficially owned an aggregate of 16,441,657 shares of SAFLINK’s common stock, representing 48.6% of the outstanding common stock (calculated on the basis of 33,816,251 shares of common stock outstanding as of June 28, 2004 – the “as of” date used for ownership disclosures in the S-4 filing made in connection with the merger). Prior to the combination, three stockholders (Richard P. Kiphart, Kris Shah and Marvin J. Winkler) beneficially owned an aggregate of 20,433,462 shares of SSP-Litronic’s common stock, representing 35.5% of the outstanding common stock (calculated on the basis of 56,923,044 shares of common stock outstanding as of June 28, 2004). Based on these holdings, as a result of the combination, the three SAFLINK stockholders’ shares represented 24.2% of the outstanding common stock of the combined entity, while the three SSP-Litronic stockholders’ shares represented 18.0% of the outstanding common stock of the combined entity (in each case, calculated after giving effect to the 0.6 exchange ratio for shares of SSP-Litronic common stock). Considering item (b) of paragraph 17 of SFAS No. 141, SSP-Litronic did

Ms. Kathleen Collins

United States Securities and Exchange Commission

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not have a single owner or an organized group of owners that held a large minority voting interest in the combined entity and this factor supported the conclusion that SAFLINK was the acquiring entity in this transaction.

•	The composition of the governing body of the combined entity. The composition of SAFLINK’s board of directors immediately following completion of the combination consisted of seven directors, of whom three were designated by SAFLINK and three were designated by SSP-Litronic. The seventh member of the board of directors was appointed at a later date by mutual agreement of the board of directors. In addition, neither SAFLINK’s nor SSP-Litronic’s former stockholders were granted the right to elect or appoint a voting majority of the board of directors of the combined entity. Considering item (c) of paragraph 17 of SFAS No. 141, neither SAFLINK’s nor SSP-Litronic’s former stockholders had the ability to elect or appoint a voting majority of the governing body of the combined entity. This factor does not clearly support either entity as the acquiring entity in this transaction, and therefore did not have a significant impact on the identification of the acquiring entity.

•	The composition of the senior management of the combined entity. Following completion of the combination, the chairman of the board of the combined entity was Richard P. Kiphart, who was not a member of the senior management of either SAFLINK or SSP-Litronic prior to the transaction. The chief executive officer of the combined entity was Glenn L. Argenbright, who was the chief executive officer of SAFLINK prior to the transaction. The chief operating officer of the combined entity was Steven D. Rishel, who was the chief operating officer of SAFLINK prior to the transaction. The chief financial officer of the combined entity was Jon C. Engman, who was the chief financial officer of SAFLINK prior to the transaction. The divisional heads of the combined entity reporting directly to the officers listed above, including the chief technology officer, senior vice president of sales and marketing, senior vice president of physical access systems and vice president of business development, were the divisional heads of SAFLINK prior to the transaction. Kris Shah, SSP-Litronic’s co-chairman, president, chief operating officer and secretary, was appointed as president of Litronic, Inc., a wholly-owned subsidiary of SAFLINK, following the transaction. SAFLINK maintains the separate subsidiary to support secure projects conducted by certain SSP-Litronic personnel for various U.S. intelligence agencies, and possesses a “secured facility” in Irvine, California; however, personnel, including the president of Litronic, report based on functional lines, which supports SAFLINK’s position of operating as one operating and reporting segment. Mr. Shah reports to Mr. Argenbright in his capacity as president of Litronic, and oversees an engineering unit within SAFLINK. Marvin J. Winkler, SSP-Litronic’s co-chairman and chief executive officer, served as a director of and consultant to the combined entity, but did not continue as an employee of the combined entity. Thomas E. Schiff, SSP-Litronic’s chief financial officer, served as a consultant to the combined entity, but did not continue as an employee of the combined entity. Considering item (d) of paragraph 17 of SFAS No. 141, SAFLINK’s senior management dominated the senior management of the combined entity and this factor supported the conclusion that SAFLINK was the acquiring entity in this transaction.

•	The terms of the exchange of equity securities. As of March 22, 2004, the date SAFLINK and SSP-Litronic entered into the merger agreement, the market capitalization of SAFLINK was approximately $90.9 million (31,332,452 outstanding shares at a market price of $2.90 per share). As of the same date, the market capitalization of SSP-Litronic was approximately

Ms. Kathleen Collins

United States Securities and Exchange Commission

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$54.9 million (38,138,998 outstanding shares at a market price of $1.44 per share). Based on a combined entity market capitalization of approximately $145.8 million, SAFLINK’s individual market capitalization represented 62.3% of the combined entity’s market capitalization, while SSP-Litronic’s individual market value represented 37.7% of the combined entity’s market value. Under the terms of the merger agreement, the former stockholders of SSP-Litronic would receive approximately 49% of the combined company’s outstanding fully-diluted common stock, and the stockholders of SAFLINK would retain approximately 51% of the combined entity’s outstanding fully-diluted common stock. In addition, SAFLINK’s independent advisors determined that in the transaction, SAFLINK would be paying a spot premium of 39% and a 30-day historical premium of 69%. Considering item (e) of paragraph 17 of SFAS No. 141, SAFLINK paid a premium over the market value of the equity securities of SSP-Litronic and this factor supported the conclusion that SAFLINK was the acquiring entity in this transaction.

3.	We note that goodwill represents over 70% of your purchase price of Litronic-SSP. Please describe the factors that contributed to a purchase price that resulted in such a significant amount of goodwill. Tell us how you considered paragraphs 39 and A14 of SFAS No. 141 and how you determined that no[t] other material identifiable intangible assets met the recognition criteria. Also, tell us how you considered the disclosure requirements under paragraph 51(b) of SFSA 141.

In response to the Staff’s comment, a number of factors contributed to the purchase price SAFLINK paid for SSP-Litronic that resulted in such a significant amount of goodwill in this transaction, including:

•	SSP-Litronic had a market valuation that was relatively high considering its historical revenue.

•	SSP-Litronic did not have a significant amount of tangible fixed assets relative to its market valuation.

•	SAFLINK paid a significant premium for SSP-Litronic because, in part, SAFLINK’s management believed that some of SSP-Litronic’s developed technology would play a key role in SAFLINK’s future strategy and product offerings.

•	A large part of SSP-Litronic’s value was based on technology that had been developed, but was in the early stages of being marketed. As a result, the anticipated revenue from specific technology was appropriately discounted to reflect the risk inherent in such anticipated revenue, which resulted in a reduced value of the purchased technology.

As part of its merger due diligence activities, SAFLINK and its external advisors conducted thorough reviews of all significant contracts, business relationships and intellectual property records. SAFLINK’s chief technology officer and other employees conducted detailed due diligence involved in understanding the products developed by SSP-Litronic, and their respective stage of development. SAFLINK engaged a national accounting firm to perform a due diligence review of SSP-Litronic’s financial records and filings. In addition, SAFLINK engaged a national, third-party valuation specialist to provide an independent valuation of SSP-Litronic. In considering paragraphs 39 and A14 of SFAS No. 141, SAFLINK determined that it had identified all of the intangible assets that arose from contractual or legal rights, as well as those that arose outside of contractual or legal rights, but could be separated or

Ms. Kathleen Collins

United States Securities and Exchange Commission

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divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Also, SAFLINK considered the disclosure requirements under paragraph 51(b) of SFAS No. 141 and disclosed in the notes to the financial statements the primary reasons for the acquisition. For example, Note 3 to SAFLINK’s financial statements includes the disclosure:

“Litronic designs and develops innovative data and communication security solutions for both corporate and government institutions. Litronic also provides network security, desktop protection, and high assurance messaging systems for many organizations of the U.S. Government. The Company believes that its Merger with SSP-Litronic will help broaden its customer base and will enable it to offer an integrated smart card plus biometric solution to the government and commercial sectors, among other benefits.”

To further comply with the disclosure requirements under paragraph 51(b) of SFAS No. 141, SAFLINK intends to add disclosure in its financial statement note concerning business combinations, substantially as follows:

“The Company believed that the strategic value of SSP-Litronic’s technology and products warranted paying a premium above SSP-Litronic’s market value as determined by its fully-diluted shares outstanding and stock price. Since the market value of SSP-Litronic, in addition to the premium paid by SAFLINK, resulted in a purchase price that exceeded the value of net tangible assets and identifiable intangible assets of SSP-Litronic, the Company recorded a significant amount of the acquisition cost to goodwill.”

4.	We note that your purchase price allocation does not include any amounts allocated to in-process research and development. We further note that during the periods preceding your acquisition of SSP-Litronic, approximately 38% of their historical operating expenses were for research and development. Given their significant investment in research and development, please explain why no amounts were allocated in-process research and development.

In response to the Staff’s comment, SAFLINK considered SFAS No. 2, Accounting for Research and Development Costs, FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method, and the AICPA “Practice Aid”, which is considered to be the best practices related to defining and accounting for, disclosing, valuing and recording assets acquired to be used in R&D activities, including specific in-process research and development projects.

Based on SAFLINK’s due diligence investigations of SSP-Litronic’s technology previously identified in this letter, SAFLINK did not allocate any amounts to in-process research and development because at the time of the acquisition, there were no separately identifiable assets, both tangible or intangible, including intangible assets representing specific in-process research and development projects, to be pursued by the combined entity. SSP-Litronic’s product lines at the time of the transaction had completed their respective development stages and were valued as developed technology in the purchase price allocation. SAFLINK’s internal analysis was supported by an independent valuation analysis provided by the third-party valuation specialist.

5.	Please explain the basis for the seven to ten year estimated useful life for the developed technology you acquired in the SSP acquisition. Explain how you considered obsolescence,

Ms. Kathleen Collins

United States Securities and Exchange Commission

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technology competition and other economic factors to support this useful life. Given the history of rapid changes in technology, we would expect the developed technology to have a relatively short useful life.

In response to the Staff’s comment, SAFLINK estimated the useful life for the developed technology it acquired in the SSP-Litronic acquisition based upon a number of factors, including the nature of the technology purchased, the market in which the technology resides, and the period over which the technology is expected to contribute to cash flow. SAFLINK considered technology competition in its analysis, and believes the security and authentication market, particularly the market for biometric and smart card technology, is a slow to develop market. For example, SAFLINK co-wrote the first biometric industry standard (HAAPI) which was released to the domestic industry as a common standard in 1997. However, the corresponding international standard has yet to be adopted as of today – approximately 8 years after the standard, for which it will be based on, was released. The valuation of the developed technology was based on revenue projections of 7 to 10 years as well. These authentication technologies have yet to be adopted on a wide scale in the commercial sector and are being used primarily in prototype and test scenarios in the government sector. SAFLINK believes the acquired technology holds great promise, but expects the technology to evolve at a pace slower than traditional technology markets. SAFLINK does not believe that the purchased technology will become obsolete as rapidly as traditional technology and will have a longer useful life than traditional technology due in large part to the relative immaturity of the authentication market. SAFLINK also believes that other economic conditions, such as general market factors influencing purchasing of computer network and security solutions and a relatively long sales cycle, associated with its solutions and services, supports this useful life for the developed technology acquired in the transaction. SAFLINK’s assessment of the useful lives was supported by the third-party valuation specialist’s report.

6.	We note that your stock price has declined almost 50% since you acquired SSP. Tell us how you considered SFAS No. 142, paragraphs 26 - 29, in testing your goodwill for impairment. Tell us whether you tested goodwill for impairment between annual testing as a result of this adverse change in your market price and how you considered the results of that analysis. If not, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock.

In response to the Staff’s comment, SAFLINK has one operating segment, which is also its single reporting unit, as described in paragraph 30 of SFAS No. 142. SAFLINK considered SFAS No. 142, paragraphs 26-29, and tests its goodwill for impairment on an annual basis as of November 30 of each year. If an event occurs or circumstances change that would more likely than not reduce the fair value of SAFLINK below its carrying amount, SAFLINK would test goodwill for impairment between annual dates. SAFLINK did not test goodwill for impairment between its annual testing dates as a result of a change in the quoted market price of its common stock as reported on the Nasdaq SmallCap Market because management does not believe that this change in the quoted market price of its common stock would more likely than not reduce the fair value of SAFLINK below its carrying amount.

In conducting this analysis, SAFLINK distinguished between the quoted market price of its common stock as reported on the Nasdaq SmallCap Market and the “market valuation” of the entity. Because SAFLINK operates as a single reporting unit, SAFLINK believes that its market valuation, on a fully diluted basis, is the best and most impartial assessment of the value of the reporting unit. As stated

Ms. Kathleen Collins

United States Securities and Exchange Commission

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in SFAS No. 142, paragraph 23, “…the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties.” The market price of SAFLINK’s stock is just one of two variables in assessing market value, the other being shares or other securities outstanding; i.e., a fully-diluted basis. Additionally, the market price of the company’s stock can be affected by the issuance of additional shares as a result of mergers, acquisitions or financing events. The market valuation of a company inherently considers these dilutive events. As a result, from a market valuation perspective, SAFLINK uses the quoted market price of its common stock, as supported by SFAS 142, paragraph 23, and applies this on a fully-diluted basis. In this regard, SAFLINK’s fully-diluted market capitalization as of November 30, 2004, was $253.0 million, while its net book value on that date was $140.8. Because the fair value of SAFLINK exceeded its carrying amount in accordance with paragraph 23 of SFAS No. 142, additional testing of impairment was not necessary on the annual testing date. Additionally, no event occurred or circumstance existed – as described in SFAS No. 142 paragraph 28 – subsequent to the annual testing date that would lead SAFLINK to perform an interim test of goodwill. This position is supported by the fact that the fair value of SAFLINK continued to exceed its carrying amount after the testing date and throughout the first quarter of 2005.

7.	Tell us why you provide the pro forma combined historical results of operations for the Litronic Merger and other asset acquisitions on an unaudited basis. In this regard, the disclosures required under paragraph 54 of SFAS No. 141 should be audited. Please advise.

In response to the Staff’s comment, SAFLINK provided the disclosures required under paragraph 54 of SFAS No. 141. SAFLINK identified the pro forma effects of the SSP-Litronic acquisition and other asset acquisitions as unaudited because these disclosures are not necessary to fairly present the financial position, operating results, or cash flows on which our auditor is reporting. Section 508.28 of the AICPA Professional Standards provides that, in such cases, “the pro forma effects of a business combination or of a subsequent event may be labeled unaudited.”

Should you have any questions regarding the foregoing or require any additional information, please do no hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ W. Michael Hutchings

W. Michael Hutchings

Attorney

michael.hutchings@dlapiper.com

cc:	Kari Jin, Staff Accountant, Securities and Exchange Commission

Lisa Mitrovich, Assistant Chief Accountant, Securities and Exchange Commission

Glenn L. Argenbright, President and Chief Executive Officer, SAFLINK Corporation

Jon C. Engman, Chief Financial Officer, SAFLINK Corporation